Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics:

Pursuant to the SENS announcements published on 27 November 2017 and 1 December 2017, shareholders were advised that Gert Pretorius had exercised 750 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 446 928 of these shares to cover the strike price and resultant tax implications of the transactions.  Shareholders are accordingly advised that following the sale set out hereunder, the sale of the 446 928 shares has been concluded.  Gert Pretorius has increased his shareholding in MiX Telematics by 303 072 ordinary shares, bringing his total shareholding to 337 854.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	1 December 2017
Class of securities:	Ordinary shares
Number of securities	75 779
Price per security:	R6.30
Total value:	R477 407.70
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

6 December 2017

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